================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        --------------------------------

                 AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
                       (Name of Subject Company (Issuer))

                             ARVP ACQUISITION, L.P.
                            ARV ASSISTED LIVING, INC.
                       (Names of Filing Person (Offeror))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                    029317203
                      (CUSIP Number of Class of Securities)

                        --------------------------------

                               Douglas M. Pasquale
                             Chief Executive Officer
                             ARVP Acquisition, L.P.
                            ARV Assisted Living, Inc.
                          245 Fischer Avenue, Suite D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400.

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                              Gary J. Singer, Esq.
                              O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   17th Floor
                         Newport Beach, California 92660
                                 (949) 760-9600

                        --------------------------------

                            Calculation of Filing Fee


--------------------------------------------------------------------------------
       Transaction valuation*                          Amount of filing fee**
            $7,466,400                                       $1,493
--------------------------------------------------------------------------------


* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all of the outstanding limited partnership units of American Retirement Villas Properties III, L.P. at a net cash purchase price of $400 per unit. There are 18,666 limited partnership units currently outstanding.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $1,493

        Form or Registration No.: Schedule TO and Amendment No. 1 to Schedule TO

        Filing Party: ARVP Acquisition, L.P. and ARV Assisted Living, Inc.

        Date Filed: October 18, 2001 and October 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third-party tender offer subject to Rule 14d-1.

[ ]     issuer tender offer subject to Rule 13e-4.

[X]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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

                         AMENDMENT NO. 2 TO SCHEDULE TO


        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by ARVP Acquisition, L.P. (the "Purchaser") and ARV Assisted Living, Inc. the "General Partner" of American Retirement Villas Properties III, L.P., a California limited partnership (the "Partnership"), on October 18, 2001, as amended and supplemented on October 31, 2001.

        This Amendment No. 2 to the Schedule TO is being filed on behalf of the Purchaser and the General Partner.

        The information set forth in the Offer to Purchase and in the Amendment and Supplement thereto, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under the question on page 3 of the Offer to Purchase in the Section entitled "SUMMARY TERM SHEET" is hereby amended in full to read as follows:

        "IF I ACCEPT THE OFFER, WHEN WILL I GET PAID?

        - If the conditions to the Offer are satisfied and we consummate the Offer and accept your Units for payment, you will receive payment for the Units you tendered promptly following the expiration of the Offer. See "THE TENDER OFFER--Acceptance For Payment and Payment.""

ITEM 4. TERMS OF THE TRANSACTION.

        (a)     Material Terms.

                The paragraph on page 19, with the heading "Book Value and Net Earnings" is hereby amended in full to read as follows:

                "If the Offer is consummated and we acquire all of the outstanding Units, our interest and the interest of the General Partner in the book value and net earnings of the Partnership will increase to 100%."

        The second sentence in the first paragraph under Section 2, "ACCEPTANCE FOR PAYMENT AND PAYMENT" on page 30 is hereby amended in full to read as follows:

                "Any determination concerning the satisfaction of the terms and conditions to the Offer shall be within our sole REASONABLE discretion."

                The last bullet point under Section 8, "CONDITIONS TO THE OFFER" on page 35 is hereby amended in full to read as follows:

        "- any change or prospective change or changes occur or are threatened that in the JUDGMENT OF A REASONABLE INVESTOR could materially and adversely affect the business or financial condition of the Partnership or the value of the Units to us."

        The last paragraph under Section 8, "CONDITIONS TO THE OFFER" on page 35 is hereby amended in full to read as follows:

                "The foregoing conditions are for our sole benefit and may be asserted by us in our sole discretion, regardless of the circumstances (including any action or omission by us) giving rise to any such conditions or may be waived by us, in our sole discretion, in whole or in party, at any time PRIOR TO THE EXPIRATION OF THE OFFER. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time PRIOR TO THE EXPIRATION OF THE OFFER. Any determination by us concerning any condition or event described in this section WILL BE SUBJECT TO A STANDARD OF REASONABLENESS and shall be binding upon all parties."

        This Item 4 of the Schedule TO is amended and supplemented to include the following information:

        The Purchaser has elected to provide a subsequent offering period in connection with its tender offer for Units of the Partnership. The subsequent offering period will begin on the next business day following the expiration of the initial offering period and will expire at 5:00 p.m., Eastern Time, on December 14, 2001, which is the 20th business day following the expiration of the initial offering period. The initial offering period expired at 12:00 midnight, Eastern Time, on Thursday, November 15, 2001. The Purchaser will immediately accept for payment all Units validly tendered prior to the expiration date of the initial offering period. During the subsequent offering period, the Purchaser will accept and pay for all validly tendered Units when tendered. The same price paid to unitholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Units tendered during the subsequent offering period may not be withdrawn.

        (b) Other terms. Except as modified as described above, the terms of the Offer and other information set forth in the Offer to Purchase, as amended and supplemented, continue in full force and effect.

ITEM 11. ADDITIONAL INFORMATION.

        (b) Other Material Information. Section 7, "FACTORS AFFECTING FUTURE RESULTS AND FORWARD-LOOKING STATEMENTS" on page 20 is hereby amended to delete all references to the Private Securities Litigation Reform Act of 1995. Additionally, the last paragraph of this section is amended by adding the following language to the end of the paragraph:

        "The safe harbor protections provided for under the Private Securities Litigation Reform Act of 1995 do not extend to a transaction of this nature. Accordingly, the forward-looking statements in this document are not protected under such Act."

ITEM 12. EXHIBITS.

(a)(1)(G) Press release issued by ARV Assisted Living, Inc. and ARVP Acquisition, L.P., dated November 15, 2001, announcing the results of the initial offering period and the election of a subsequent offering period.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Item 4. Terms of the Transactions.

        (a) Material Terms.

                The second sentence in the first paragraph under Section 2, "ACCEPTANCE FOR PAYMENT AND PAYMENT" on page 30 is hereby amended in full to read as follows:

                "Any determination concerning the satisfaction of the conditions to the Offer shall be within our sole REASONABLE discretion."

        The last bullet point under Section 8, "CONDITIONS TO THE OFFER" on page 35 is hereby amended in full to read as follows:

        "- any change or prospective change or changes occur or are threatened that in the JUDGMENT OF A REASONABLE INVESTOR could materially and adversely affect the business or financial condition of the Partnership or the value of the Units to us."

        The last paragraph under Section 8, "CONDITIONS TO THE OFFER" on page 35 is hereby amended in full to read as follows:

                "The foregoing conditions are for our sole benefit and may be asserted by us in our sole discretion, regardless of the circumstances (including any action or omission by us) giving rise to any such conditions or may be waived by us, in our sole discretion, in whole or in party, at any time PRIOR TO THE EXPIRATION OF THE OFFER. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time PRIOR TO THE EXPIRATION OF THE OFFER. Any determination by us concerning any condition or event described in this section will be SUBJECT TO A STANDARD OF REASONABLENESS and shall be binding upon all parties."

        This Item 13 of the Schedule TO is amended and supplemented to include the following information:

        The Purchaser has elected to provide a subsequent offering period in connection with its tender offer for Units of the Partnership. The subsequent offering period will begin on the next business day following the expiration of the initial offering period and will expire at 5:00 p.m., Eastern Time, on December 14, 2001, which is the 20th business day following the expiration of the initial offering period. The initial offering period expired at 12:00 midnight, Eastern Time, on Thursday, November 15, 2001. The Purchaser will immediately accept for payment all Units validly tendered prior to the expiration date of the initial offering period. During the subsequent offering period, the Purchaser will accept and pay for all validly tendered Units when tendered. The same price paid to unitholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Units tendered during the subsequent offering period may not be withdrawn.

        Item 7. Purposes, Alternatives, Reasons and Effects.

           (d) Effects. The paragraph on page 19, with the heading "Book Value and Net Earnings" is hereby amended in full to read as follows:

           "If the Offer is consummated and we acquire all of the outstanding Units, our interest and the interest of the General Partner in the book value and net earnings of the Partnership will increase to 100%."

           The following language is added to the end of the section entitled "CERTAIN UNITED STATES INCOME TAX CONSEQUENCES" on page 24 of the Offer to Purchase.

                "Tax Consequences to ARVP Acquisition, L.P. and the General Partner. We will not recognize any gain or loss for tax purposes as a result of the acquisition of Units pursuant to the Offer, and will have a tax basis in the Units equal to the consideration paid for the Units. With respect to the Units owned by the General Partner, the tax consequences to the General Partner as a result of our acquisition of Units pursuant to the Offer will be the same as the tax consequences described above with respect to unitholders remaining in the Partnership after such acquisition."

Item 8. Fairness of the Going-Private Transaction.

           (a) Fairness. The first three paragraphs in "SPECIAL FACTORS-Fairness of the Offer" on pages 8 through 9 of the Offer to Purchase are hereby amended in full to read as follows:

                "Because we are wholly-owned by the General Partner, we are an "affiliate" of the Partnership for purposes of Rule 13e-3 under the Exchange Act. Accordingly, under Rule 13e-3, we and the General Partner have considered the fairness of the Offer to THE UNAFFILIATED UNITHOLDERS OF THE PARTNERSHIP.

                We and the General Partner reasonably believe that the Offer is SUBSTANTIVELY fair to you, AS THE UNAFFILIATED UNITHOLDERS OF THE PARTNERSHIP. The terms of the Offer, however, were established unilaterally by the General Partner and were not negotiated with the Partnership or any representative for the unitholders. EXCEPT AS FOLLOWS, WE ARE NOT MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER YOUR UNITS. YOU SHOULD MAKE THAT DECISION ONLY AFTER CONSULTING WITH YOUR FINANCIAL AND TAX ADVISORS AND CONSIDERING CAREFULLY THE INFORMATION SET FORTH IN THIS OFFER. However, if you intend to tender Units in the C3 Capital Offer, we recommend that you tender your Units to us instead, since the terms and conditions of our Offer are superior to the C3 Capital Offer.

                In reaching its determination that the Offer is SUBSTANTIVELY fair to the unaffiliated unitholders, WE AND the General Partner considered the following factors:"

           (b) Factors Considered in Determining Fairness. The following disclosure is in addition to the information set forth in "SPECIAL FACTORS--Fairness of the Offer" on page 9 of the Offer to Purchase and is added as the seventh and eighth bullet points.

        "- We and the General Partner do not believe that book value of the Units is relevant to the fairness of the Offer. We believe that the book value far understates the true value of the Partnership and its assets, in part because they have been depreciated for accounting statement purposes. For example, the book value per Unit as of June 30, 2001 was approximately $106 compared to the original and increased offer prices of $360 and $400, respectively. Accordingly, we did not consider book value in determining the fairness of the Offer.

        - We and the General Partner do not believe that going concern value is relevant to the fairness of the Offer. The Partnership is not in a true sense an operating business. Its only assets, other than cash, are the two Partnership Properties, which are managed by the General Partner. Because going concern value typically reflects independent value for the goodwill of the business as a going concern, over and above its asset values, those factors are not present here. Accordingly, we did not consider going concern value in determining the fairness of the Offer."

        The following language is added to the end of the second bullet point on page 9:

        "In determining the liquidation value of the Partnership, we and the General Partner relied primarily on the General Partner's own analysis. We believe that the General Partner is in the best position to determine the value of the Partnership's assets. While the General Partner simply took into account the independent appraisals of the Properties, as well as other offers received from independent third parties, in its own analysis, it did not separately rely upon any such appraisals."

        The following amends in full the last sentence on page 9 regarding the procedural fairness of the Offer:

                "DUE TO THE NATURE OF THE TRANSACTION, THE APPROVAL OF THE MAJORITY OF THE UNAFFILIATED UNITHOLDERS IS NOT REQUIRED FOR US TO COMPLETE THE OFFER. THE PARTNERSHIP AS AN ENTITY DOES NOT HAVE A BOARD OF DIRECTORS, AND THE GENERAL PARTNER IS THE ONLY ENTITY OR PERSON ACTING ON ITS BEHALF. FURTHERMORE, AS NOTED ABOVE IN ITEM 1 OF "RISK FACTORS," NO INDEPENDENT COMMITTEE OR REPRESENTATIVE HAS BEEN APPOINTED OR RETAINED TO NEGOTIATE THE TERMS OF THE OFFER ON YOUR BEHALF. DESPITE THE FACT THAT THESE PROCEDURAL SAFEGUARDS ARE LACKING, WE AND the General Partner reasonably believe that the Offer is procedurally fair to you in light of the following factors:"

        The last sentence of Section 4, "FAIRNESS OF THE OFFER," on page 10 of the Offer to Purchase, is hereby amended in full to read as follows:

        "In determining that the Offer is fair to the UNAFFILIATED unitholders of the Partnership, we AND THE GENERAL PARTNER considered the above factors as a whole and did not assign specific or relative weights to them. All beliefs as to the fairness of the Offer attributed to the General Partner also apply to us."

                                    SIGNATURE


        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 16, 2001 that the information set forth in this statement is true, complete and correct.


                                        ARVP ACQUISITION, L.P.


                                        By: ARV ASSISTED LIVING, INC.
                                            as General Partner


                                        By: /s/ DOUGLAS M. PASQUALE
                                           ------------------------------------
                                           Name:  Douglas M. Pasquale
                                           Title: Chairman and Chief Executive
                                                  Officer


                                        ARV ASSISTED LIVING, INC.


                                        By: /s/ DOUGLAS M. PASQUALE
                                           ------------------------------------
                                           Name:  Douglas M. Pasquale
                                           Title: Chairman and Chief Executive
                                                  Officer

                                  EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------
(a)(1)(G)        Press release issued by ARV Assisted Living, Inc. and ARVP
                 Acquisition, L.P., dated November 15, 2001, announcing the results of the initial offering period and the election of a subsequent offering period.